UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021	Commission File Number: 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.
Date: October 13, 2021	/s/ Kyle Kazan
	By:	Kyle Kazan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Required Disclosure under the Early Warning Requirements dated June 30, 2021

99.2	Decision under the Securities Legislation of Ontario of the Principal Regulator dated June 29, 2021

99.3	Extract of Resolutions passed at the Annual and Special Meeting of the Shareholders of Glass House Brands Inc. on June 2, 2021

99.4	Certificate of Change of Name dated June 29, 2021

99.5	Notice of Articles issued on June 29, 2021

99.6	Required Disclosure under the Early Warning Requirements dated June 29, 2021

99.7	Press Release dated June 29, 2021

99.8	Amendment No. 2 to Agreement and Plan of Merger dated June 28, 2021

99.9	Amendment No. 1 to Investor Rights Agreement dated June 18, 2021

99.10	Amendment No. 1 to Agreement and Plan of Merger dated June 18, 2021

99.11	News Release dated June 21, 2021

99.12	Extract of Resolutions passed at the Annual and Special Meeting of the Shareholders of Mercer Park Brand Acquisition Corp. on June 2, 2021

99.13	Notice of Articles issued on June 9, 2021

99.14	News Release dated June 9, 2021

99.15	News Release dated June 3, 2021

99.16	Report of Voting Results dated June 2, 2021

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